---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    October 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                              MascoTech, Inc.
                  ---------------------------------------
                              (Name of Issuer)


                       Common Stock, $1.00 per value
        ------------------------------------------------------------
                      (Title of Class and Securities)


                                 574670105
        ------------------------------------------------------------
                               (CUSIP Number)


              Credit Suisse First Boston Equity Partners, L.P.
         Credit Suisse First Boston Equity Partners (Bermuda), L.P.
          Credit Suisse First Boston U.S. Executive Advisors, L.P.
                        EMA Partners Fund 2000, L.P.
                     EMA Private Equity Fund 2000, L.P.
             Credit Suisse First Boston Advisory Partners, LLC
                Credit Suisse First Boston (Bermuda) Limited
                         Credit Suisse First Boston
                  Hemisphere Private Equity Partners, Ltd.
                      Hemisphere Trust Company Limited

                     (Name of Persons Filing Statement)

                             Hartley R. Rogers
                             Managing Director
             Credit Suisse First Boston Private Equity Division
                           Eleven Madison Avenue
                          New York, New York 10010
                               (212) 325-2000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             November 28, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Credit Suisse First Boston Equity Partners, L.P.
          13-3994124
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    6,247,530 shares of Common Stock,
            SHARES                      par value $1.00
         BENEFICIALLY              ------------------------------------------
           OWNED BY                8.   SHARED VOTING POWER
             EACH                       0
           REPORTING               ------------------------------------------
            PERSON                 9.   SOLE DISPOSITIVE POWER
             WITH                       6,247,530 shares of Common Stock,
                                        par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                         0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,247,530 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          18.2%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON    PN



                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Credit Suisse First Boston Equity Partners (Bermuda), L.P. 98-0191048
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Bermuda
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    1,746,345 shares of Common Stock,
            SHARES                      par  value $1.00
         BENEFICIALLY              ------------------------------------------
           OWNED BY                8.   SHARED VOTING POWER
             EACH                           0
           REPORTING               ------------------------------------------
            PERSON                 9.   SOLE DISPOSITIVE POWER
             WITH                       1,746,345 shares of Common Stock,
                                        par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,746,345 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          5.1%

-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON    PN



                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Credit Suisse First Boston U.S. Executive Advisors, L.P.
          13-3751234
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    5,558 shares of Common Stock,
            SHARES                      par  value $1.00
                                   ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      5,558 shares of Common Stock,
             WITH                       par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0

-----------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,558 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          less than 1%

-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON    PN



                                 SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          EMA Partners Fund 2000, L.P.
          13-4126806
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    533,168 shares of Common Stock,
            SHARES                      par  value $1.00
                                   ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      533,168 shares of Common Stock,
             WITH                       par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,168 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.6%

-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON       PN



                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          EMA Private Equity Fund 2000, L.P.
          13-4126805
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          OO
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                        343,139 shares of Common Stock,
            SHARES                          par  value $1.00
                                   ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                         0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      343,139 shares of Common Stock,
             WITH                       par value $1.00
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,139 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.0%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON                   PN



                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Credit Suisse First Boston Advisory Partners, LLC
          13-3947082
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0
             EACH                  ------------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0
             WITH                  ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        8,875,740 shares of Common Stock,
                                        par value $1.00
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,875,740 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          25.8%

-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON    IA



                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Credit Suisse First Boston (Bermuda) Limited (98-0186105)
          13-5015677
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF
            SHARES                      0
         BENEFICIALLY              ------------------------------------------
           OWNED BY                8.   SHARED VOTING POWER
             EACH                       876,307 shares of Common Stock,
           REPORTING                    par  value $1.00
            PERSON                 ------------------------------------------
             WITH                  9.   SOLE DISPOSITIVE POWER
                                        0
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,307 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          2.5%

-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON     CO



                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Credit Suisse First Boston, on behalf of Credit Suisse First
          Boston business unit (CH-0203923549)
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Switzerland
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                        0
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     876,307 shares of Common Stock,
             EACH                       par  value $1.00
           REPORTING               ------------------------------------------
            PERSON                 9.   SOLE DISPOSITIVE POWER
             WITH                       0
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        9,053,255 shares of Common Stock,
                                        par value $1.00
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,053,255 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          26.3%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON      BK, HC, OO



                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Hemisphere Private Equity Partners, Ltd.
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Bermuda
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                        0
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     7,999,433 shares of Common Stock,
             EACH                       par  value $1.00
           REPORTING               ------------------------------------------
            PERSON                 9.   SOLE DISPOSITIVE POWER
             WITH                       0
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,999,433 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.3%

-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON      CO



                                SCHEDULE 13D

     CUSIP No. 574670105
-----------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Hemisphere Trust Company Limited
-----------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
-----------------------------------------------------------------------------
     3.   SEC USE ONLY

-----------------------------------------------------------------------------
     4.   SOURCE OF FUNDS
          Not Applicable
-----------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

-----------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Bermuda
-----------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                        0
            SHARES                 ------------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     7,999,433 shares of Common Stock,
             EACH                       par  value $1.00
           REPORTING               ------------------------------------------
            PERSON                 9.   SOLE DISPOSITIVE POWER
             WITH                       0
                                   ------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
-----------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,999,433 shares of Common Stock, par value $1.00

-----------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

-----------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          23.3%
-----------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON     HC



Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share (the "Common Stock") of MascoTech, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21001 Van Born Road, Taylor, Michigan 48140.

         This Schedule 13D is being filed due to the recent acquisition (as described below in Item 3) of shares of Common Stock of the Issuer in connection with the recapitalization (the "Recapitalization") of the Issuer pursuant to the merger of Riverside Acquisition Corporation with and into the Issuer on November 28, 2000 in accordance with the terms of the Recapitalization Agreement, dated as of August 1, 2000, as amended, between MascoTech, Inc. and Riverside Acquisition Corporation. The Recapitalization, the Recapitalization Agreement and the transactions contemplated thereby are more fully described in MascoTech's Statement on
Schedule 13E-3 and Definitive Proxy Statement on Schedule 14A, each previously filed with the Securities and Exchange Commission (the "Commission") on October 26, 2000 and incorporated by reference into this
Schedule 13D.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by the following entities (each of which is a "Reporting Person" and together, the "Reporting Persons"):

(1) Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership ("CSFBEP"),

(2) Credit Suisse First Boston Equity Partners (Bermuda), L.P., a Bermuda limited partnership ("CSFBEP Bermuda"),

(3) Credit Suisse First Boston U.S. Executive Advisors, L.P., a Delaware limited partnership ("CSUSEA"),

(4)      EMA Partners Fund 2000, L.P., a Delaware limited partnership
         ("EMA Partners"),

(5) EMA Private Equity Fund 2000, L.P., a Delaware limited partnership ("EMA Private Equity" and together with CSFBEP, CSFBEP Bermuda, CSUSEA, and EMA Partners, the "CSFB Funds"),

(6) Credit Suisse First Boston Advisory Partners, LLC, a Delaware limited liability company ("CSFB Advisory Partners") and investment advisor to CSFBEP, CSFBEP Bermuda and CSUSEA,

(7) Credit Suisse First Boston (Bermuda) Limited, a Bermuda company limited by shares ("CSFB Bermuda Limited"), the general partner of EMA Partners and EMA Private Equity,

(8) Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, including CSFB Advisory Partners, CSFB Bermuda Limited, Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation, Merchant Capital, Inc. ("MCI"), a Delaware corporation, Merchant Holding, Inc. ("MHI"), a Delaware corporation, Credit Suisse First Boston Merchant, Inc. ("CSFBMI"), a Delaware corporation, Credit Suisse First Boston Management Corporation ("CSFBMC"), a Delaware corporation, and Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB Business Unit"),

(9) Hemisphere Private Equity Partners, Ltd., a Bermuda company limited by shares ("Hemisphere"), the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA, and

(10) The Hemisphere Private Equity Partners Charitable Trust, a trust created pursuant to the laws of Bermuda ("Hemisphere Trust") and sole beneficial owner of Hemisphere.

         The CSFB Funds and MCI are the holders of the shares of Common Stock reported herein. The principal business and office of each of the CSFB Funds, CSFB Advisory Partners and CSFB Bermuda Limited is Eleven Madison Avenue, New York, New York 10010.

         Pursuant to investment advisory agreements with CSFBEP, CSFBEP Bermuda and CSUSEA, CSFB Advisory Partners makes all investment decisions for these three CSFB Funds, including the decision to buy, sell or hold securities which comprise the assets of each of the CSFB Funds. In addition, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP pursuant to its limited partnership agreement. Thus, CSFB Advisory Partners may be deemed to be the beneficial owner of the shares of Common Stock owned by the CSFB Funds. CSFB Advisory Partners is a wholly-owned subsidiary of the Bank. The investment committee of CSFB Advisory Partners that oversees the investment decisions made for the CSFB Funds includes employees of the Private Equity Division ("Private Equity Division") of the CSFB Business Unit. The Private Equity Division reports directly to a board of directors of Credit Suisse First Boston Private Equity ("CSFBPE"), a wholly--owned subsidiary of Credit Suisse Group ("CSG"). Such board of directors is comprised in part of executive officers of CSG; both CSG and CSFBPE are corporations formed under the laws of Switzerland.

         CSFB Bermuda Limited is the general partner of each of EMA Partners and EMA Private Equity and thus manages and controls the affairs of EMA Partners and EMA Private Equity, which, unlike the other CSFB Funds, are not advised in their investment decisions by CSFB Advisory Partners. However, pursuant to its respective limited partnership agreement, each of EMA Partners and EMA Private Equity must invest in and dispose of its portfolio securities pro rata and simultaneously with CSFBEP. CSFB Bermuda Limited is a subsidiary of the Bank.

         The CSFB Business Unit is engaged in corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit, which provides asset management and investment advisory services to institutional investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH--8045 Zurich, Switzerland.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is CSG. CSFBI owns 100 percent of the voting stock of CSFB-USA. CSFBC is a wholly-owned subsidiary of CSFB-USA. CSFB Bermuda Limited is a wholly-owned subsidiary of CSFBC.

         MCI is a wholly-owned direct subsidiary of MHI, which is a wholly-owned direct subsidiary of CSFBMBI, which is a wholly-owned subsidiary of CSFBMC. CSFBMC is a wholly owned subsidiary of CSFBI.

         The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, CH-8001, Zurich, Switzerland.

         CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB Business Unit (including the Private Equity Division). Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock that may be beneficially owned by its direct and indirect subsidiaries other than the CSFB Business Unit, CSFB Advisory Partners and CSFB Bermuda Limited. To the best of its knowledge, CSG and its executive officers and directors do not beneficially own shares of Common Stock other than as reported in this Schedule l3D. CSG hereby undertakes to amend this Schedule 13D, if necessary, to include any material information required by Items 2 through 6 of Schedule 13D with respect to any shares of Common Stock that may be beneficially owned by executive officers or directors of CSG.

         Hemisphere is the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA and, other than the investment activities for which CSFB Advisory Partners is responsible, thus manages and controls the affairs of these three CSFB Funds. Hemisphere is engaged in the business of acting as general partner to collective investment vehicles organized as limited partnerships. Hemisphere's business address is Hemisphere House, Nine Church Street, Hamilton HMll, Bermuda. Hemisphere is controlled by Hemisphere Trust, a trust created for the purpose of acting as beneficial owner of Hemisphere. The business address of Hemisphere Trust is:
Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. The Hemisphere Trust Company Limited is the trustee of Hemisphere Trust and is an indirect, wholly-owned subsidiary of Mutual Risk Management Ltd., a Bermuda company limited by shares. Mutual Risk Management Ltd. is an international risk management company whose principal business address is:
44 Church Street, Hamilton HM12, Bermuda. To the extent that The Hemisphere Trust Company Limited controls Hemisphere in its capacity as trustee of Hemisphere Trust, Mutual Risk Management Ltd. is the ultimate parent company of Hemisphere.

         The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of each of CSG, the CSFB Business Unit, CSFBI, CSFB-USA, CSFBC, CSFB Advisory Partners, CSFB Bermuda Limited, Hemisphere and Hemisphere Trust Company Limited are set forth on Schedules I-XIII which is incorporated herein by reference. None of the CSFB Funds has any officers or directors separate from the officers and directors of its general partner.

         None of the Reporting Persons, any of the executive officers or directors of such persons, CSG, CSFBI, CSFB-USA, CSFBC or, to the best of their knowledge, any of their executive officers or directors, in each case which are listed on Schedules I-XIII, during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons acquired a beneficial ownership interest in the shares of Common Stock on November 28, 2000 in the Recapitalization pursuant to which Riverside Acquisition Corporation was merged (the "Merger") with and into the Issuer, with the Issuer surviving. Immediately prior to the Merger, each of the CSFB Funds entered into a Subscription Agreement, dated as of November 28, 2000, between Riverside Acquisition Corporation and the applicable CSFB Fund, pursuant to which each CSFB Fund subscribed for shares of common stock of Riverside Acquisition Corporation in exchange for cash. Collectively, the CSFB Funds contributed an aggregate of $150,000,006.00 to Riverside Acquisition Corporation in exchange for an aggregate of 8,875,740 shares of common stock of Riverside Acquisition Corporation. The shares of common stock of Riverside Acquisition Corporation so subscribed were converted into shares of Common Stock pursuant to the Merger. The cash consideration for the shares of common stock of Riverside Acquisition Corporation came from funds available for investment of each of the CSFB Funds.

         In addition, in connection with the Recapitalization, MCI acquired 177,515 shares of Common Stock at a price of $16.90 per share.
Item 4. Purpose of Transaction.

         The CSFB Funds have acquired the shares of Common Stock for investment. The CSFB Funds intend to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the CSFB Funds may consider from time to time various alternative courses of action. Subject to the Shareholders Agreement (as described in Item 6), such actions may include the acquisition of additional shares of Common Stock through the exercise of preemptive rights, privately negotiated transactions, open market purchases, if and when applicable, or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock owned by the CSFB Funds in privately negotiated transactions, through a public offering or in open market transactions, if and when applicable, or otherwise. Except as set forth above, the CSFB Funds have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. Under the terms of the Shareholders Agreement, for so long as the CSFB Funds retain a number of shares of Common Stock equal to at least a majority of the shares of Common Stock owned by the CSFB Funds immediately following the Recapitalization, CSFBEP has the right to designate one member of the Board of Directors of the Issuer. In addition, under the terms of the Shareholders Agreement, for so long as CSFBEP retains a number of shares of Common Stock equal to at least 25 per cent of the shares of Common Stock owned by CSFBEP immediately following the Recapitalization, CSFBEP has the right to send one representative to attend all meetings of the Board of Directors, including all committees thereof, solely in a non-voting observer capacity.

Item 5. Interest in Securities of the Issuer.

         (a) The CSFB Funds have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own, 8,875,740 shares of Common Stock, representing approximately 25.8% of the outstanding shares of Common Stock as of November 28, 2000. The individual holdings of the CSFB Funds are as follows: (i) CSFBEP - 6,247,530 shares of Common Stock, representing approximately 18.2% beneficial ownership of Common Stock; (ii) CSFBEP Bermuda - 1,746,345 shares of Common Stock representing approximately 5.1% beneficial ownership of Common Stock; (iii) CSUSEA - 5,558 shares of Common Stock, representing less than 1% beneficial ownership of Common Stock; (iv) EMA Partners - 533,168 shares of Common Stock representing approximately 1.6% beneficial ownership of Common Stock; and (v) EMA Private Equity - 343,139 shares of Common Stock representing approximately 1.0% beneficial ownership of Common Stock.

         As described in Item 2, CSFB Advisory Partners may be deemed to beneficially own the 8,875,740 shares of Common Stock held by the CSFB Funds, representing approximately 25.8% beneficial ownership of Common Stock.

         As described in Item 2, CSFB Bermuda Limited as the general partner of EMA Partners and EMA Private Equity may be deemed to be the beneficial owner of the 876,307 shares of Common Stock held by EMA Partners and EMA Private Equity, collectively, representing 2.5% beneficial ownership of Common Stock.

         As described in Item 2, the CSFB Business Unit, by virtue of the Bank's 100 percent indirect ownership of CSFB Advisory Partners and indirect ownership of MCI, may be deemed to beneficially own 9,053,255 shares of Common Stock, representing approximately 26.3% beneficial ownership of Common Stock.

         Hemisphere, as the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA, and Hemisphere Trust, as the 100 percent owner of Hemisphere, may be deemed to beneficially own the 7,999,433 shares of Common Stock held by the three funds, representing approximately 23.3% beneficially ownership of Common Stock.

         The foregoing percentages are based on 34,384,053 shares of Common Stock of MascoTech outstanding on November 28, 2000 immediately following the recapitalization, assuming vesting of all restricted stock awards. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

         Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any persons named in Schedules I-XIII hereto owns beneficially any shares of Common Stock.

         (b) The CSFB Funds have sole power to vote or dispose of 8,875,740 shares of Common Stock. These shares constitute approximately 25.8% of the voting power of the Issuer as of November 28, 2000.

         Hemisphere, as the general partner of CSFBEP, CSFBEP Bermuda and CSUSEA, and Hemisphere Trust, as the 100 percent owner of Hemisphere, may be deemed to beneficially own 7,999,433 shares of Common Stock held by these three funds.

         CSFB Bermuda Limited, as the general partner of EMA Partners and EMA Private Equity, and the CSFB Business Unit, by virtue of the Bank's indirect majority ownership of CSFB Bermuda Limited, may be deemed to share voting power with each of EMA Partners and EMA Private Equity over the 533,168 and 343,139 shares of Common Stock held by each of EMA Partners and EMA Private Equity, respectively. In addition, the CSFB Business Unit, by virtue of the Bank's 100 percent ownership of CSFB Advisory Partners, and CSFB Advisory Partners may be deemed to share the power to dispose or direct the disposition of 8,875,740 shares of Common Stock held by the CSFB Funds. Also, the CSFB Business Unit, by virtue of the Bank's indirect ownership of MCI, may be deemed to share with MCI the power to vote and dispose 177,515 shares of Common Stock held by MCI.

         (c) During the past 60 days, no transactions in the shares of Common Stock have been effected by any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, by any of the individuals listed in Schedules I-XIII. During the past 60 days CSFBC has effectuated 167 transactions in the shares of Common Stock in the index arbitrage account (program trading) in the ordinary course of business, purchasing and selling shares of Common Stock at prices ranging from $15.43 to $17.00.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         On November 28, 2000, the CSFB Funds entered into a Shareholders Agreement with the Issuer and certain other holders of shares of Common Stock, pursuant to which: (a) the CSFB Funds were granted preemptive rights with respect to future issuances of equity securities by the Issuer or subsidiaries of the Issuer (subject to certain exceptions); (b) each of the CSFB Funds agreed that its shares of Common Stock would be subject to certain restrictions on transfer; (c) the CSFB Funds were granted certain rights to obtain information regarding the business and operations of the Issuer; (d) the CSFB Funds were granted certain rights to participate in the management of the Issuer and otherwise monitor their equity investment in the Issuer (including pursuant to (x) the right of CSFBEP to designate a member of the Board of Directors of the Issuer and (y) the requirement that the Issuer obtain the approval of designated representatives of CSFBEP prior to taking specified actions deemed "Material Events" under the Shareholders Agreement); and (e) the Issuer granted the CSFB Funds customary demand and piggy-back registration rights.

         The brief description of the Shareholders Agreement and the rights of the CSFB Funds thereunder is not intended to be complete and is qualified in its entirety by reference to the Shareholders Agreement, which is annexed hereto as Exhibit 3, which is incorporated herein by reference.

         CSFBC provided investment advisory services in connection with the Recapitalization and received a customary fee for such services, which fee was paid by the Issuer.

         Except for the Shareholders Agreement described above and the fee arrangement described in the preceding paragraph, except as described in
Item 2 and Item 5 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Definitive Proxy Statement of MascoTech, Inc. Filed with the Commission on October 26, 2000 and incorporated by reference herein.

         Exhibit 2:                 Schedule 13E-3 of MascoTech, Inc.
                                    Filed with the Commission on October
                                    26, 2000 and incorporated by reference
                                    herein.

         Exhibit 3: Shareholders Agreement dated as of November 28, 2000 by and among MascoTech, Inc., Masco Corporation, Richard Manoogian, Richard and Jane Manoogian Foundation, Heartland
                                    Industrial Partners, L.P., Heartland
                                    Industrial Partners (E1), L.P.,
                                    Heartland Industrial Partners (FF),
                                    L.P., Heartland Industrial Partners
                                    (K1), Heartland Industrial Partners
                                    (C1), L.P., LongPoint Capital Fund,
                                    L.P., LongPoint Capital Partners,
                                    L.L.C., CRM 1999 Enterprise Fund,
                                    L.L.C., Kleinwort Benson Holdings,
                                    Inc., 75 Wall Street Associates L.L.C.,
                                    Metropolitan Life Insurance Company,
                                    First Union Capital Partners, L.L.C.,
                                    GE Capital Equity Investments, Inc.,
                                    Credit Suisse First Boston U.S.
                                    Executive Advisors, L.P., Credit Suisse
                                    First Boston Equity Partners, L.P., EMA
                                    Partners Fund 2000, L.P., EMA Private
                                    Equity Fund 2000, L.P., Merchant
                                    Capital, Inc., BancBoston Capital Inc.,
                                    and Private Equity Portfolio Fund II,
                                    L.L.C.


                                 SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                             CREDIT SUISSE FIRST BOSTON
                                             EQUITY PARTNERS, L.P.


                                             By:  /s/ Hartley R. Rogers
                                                  ----------------------------
                                                  Name:  Hartley R. Rogers
                                                  Title: Attorney-in-fact


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                             CREDIT SUISSE FIRST BOSTON
                                             EQUITY PARTNERS (BERMUDA), L.P.


                                             By: /s/  Hartley R. Rogers
                                                 -----------------------------
                                                 Name:   Hartley R. Rogers
                                                 Title:  Attorney-in-fact


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                            EMA PARTNERS FUND 2000, L.P.


                                            By: /s/ Hartley R. Rogers
                                                -----------------------------
                                                Name:  Hartley R. Rogers
                                                Title: Attorney-in-fact


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                             EMA PRIVATE EQUITY FUND 2000, L.P.


                                             By: /s/ Hartley R. Rogers
                                                 ------------------------------
                                                 Name:  Hartley R. Rogers
                                                 Title: Attorney-in-fact


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                             CREDIT SUISSE FIRST BOSTON U.S.
                                             EXECUTIVE ADVISORS, L.P.


                                             By: /s/  Hartley R. Rogers
                                                 -----------------------------
                                                 Name:  Hartley R. Rogers
                                                 Title: Attorney-in-fact


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                             CREDIT SUISSE FIRST BOSTON
                                             ADVISORY PARTNERS, LLC


                                             By:  /s/  Hartley R. Rogers
                                                  ----------------------------
                                                  Name:  Hartley R. Rogers
                                                  Title: Managing Director


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                             CREDIT SUISSE FIRST BOSTON,
                                             acting solely on behalf of
                                             the Credit Suisse First Boston
                                             Business Unit


                                             By: /s/  David A. DeNunzio
                                                 -----------------------------
                                                 Name:  David A. DeNunzio
                                                 Title: Managing Director


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                             CREDIT SUISSE FIRST BOSTON
                                             (BERMUDA)LIMITED


                                             By: /s/ David A. DeNunzio
                                                 ----------------------------
                                                 Name:  David A. DeNunzio
                                                 Title: Chief Executive
                                                        Officer and
                                                        President


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                             HEMISPHERE PRIVATE EQUITY
                                             PARTNERS, LTD.


                                             By: /s/ Marty Brandt
                                                 ----------------------------
                                                  Name:  Marty Brandt
                                                  Title: Director


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2000

                                              HEMISPHERE PRIVATE EQUITY
                                              PARTNERS CHARITABLE TRUST
                                              By: Hemisphere Trust Company
                                              Limited in its capacity as
                                              trustee


                                              By:  /s/ Marty Brandt
                                                   ---------------------------
                                                   Name:   Marty Brandt
                                                   Title:  Director


                                                                 SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF CREDIT SUISSE GROUP

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse Group are set forth below. Except as indicated below, (i) the individual's business address is P.O. Box 1, 8070 Zurich, Switzerland, (ii) each occupation set forth opposite an individual's name refers to Credit Suisse Group and (iii) all of the persons listed below are citizens of Switzerland.


                                                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF
   NAME AND BUSINESS ADDRESS OF DIRECTORS                                       EMPLOYER
-----------------------------------------                    ---------------------------------------------

Lukas Muhlemann - Chairman.............................   Chairman of the Board and Chief Executive Officer of
                                                          Credit Suisse Group

Peter Brabeck-Letmathe - Vice-Chairman.................   Vice-Chairman of the Board and Chief Executive
     Nestle SA, 1800 Vevey, Switzerland                   Officer of Nestle SA

Dr. Thomas W. Bechtler.................................   Chairman of the Board of Zellweger Luwa AG
     Zellweger Luwa AG, Wilstrasse 11, 8610
     Uster, Switzerland

Philippe Bruggisser....................................   President and Chief Executive Officer of SAirGroup
     SairGroup, 8058 Zurich Airport,
     Switzerland

Dr. Marc-Henri Chaudet.................................   Attorney-at-Law
     Avenue Paul-Ceresole 3, P.O. Box 908
     1800 Vevey, Switzerland

Gerald Clark...........................................   Vice-Chairman of the Board and Chief Investment
     Metropolitan Life Insurance Company,                 Officer of Metropolitan Life Insurance Company
     One Madison Avenue, New York, NY 10010
     USA

Prof. Dr. Arthur W. Dunkel.............................   Former General Manager of GATT
     56, Rue du Stand, 1204 Geneva,
     Switzerland

John M. Hennessy.......................................   Chairman Private Equity of Credit Suisse First Boston
     Eleven Madison Avenue, New York, NY
     10010 USA

Walter B. Kielholz.....................................   Chief Executive Officer of Swiss Re
     Swiss Re, Mythenquai 50/60,
     8022 Zurich, Switzerland

Lionel I. Pincus.......................................   Chairman and Chief Executive Officer of E.M. Warburg,
     E.M. Warburg, Pincus & Co., LLC,                     Pincus & Co.
     466 Lexington Avenue, New York, NY
     10017 USA

Thomas M. Schmidheiny..................................   Chairman of the Board and of the Executive Committee
     "Holderbank" Financiere Glaris Ltd.,                 of "Holderbank" Financiere Glaris Ltd.
     Zurcherstrasse 156, 8645 Jona,
     Switzerland

Verena Spoerry.........................................   Member of the Council of States
     Giesshubelstrasse 45,
     8045 Zurich, Switzerland

Aziz R. D. Syriani.....................................   President and Chief Operating Officer of The Olayan
     The Olayan Group, 111 Poseidonos                     Group
     Avenue, P.O. Box 70028, Glyfada,
     Athens 17610, Greece

Dr. Daniel L. Vasella..................................   Chairman and Chief Executive Officer of Novartis AG
     Novartis AG, 4002 Basel, Switzerland

With respect to the members of the Board of Directors, Mr. Brabeck-Letmathe is a citizen of Austria, Messrs. Clark, Hennessy and Pincus are citizens of the United States of America, and Mr. Syriani is a citizen of Canada.



NAME AND BUSINESS ADDRESS OF EXECUTIVE                    PRESENT PRINCIPAL OCCUPATION INCLUDING
OFFICERS                                                  NAME OF EMPLOYER
--------------------------------------                    --------------------------------------

Lukas Muhlemann .......................................   Chief Executive Officer

Dr. Hans-Ulrich Doerig.................................   Vice Chairman of the Executive Board, Chief Risk
                                                          Officer

Philip Keebler Ryan....................................   Chief Financial Officer

Rolf Dorig.............................................   Chief Executive Officer of Credit Suisse Banking
     Credit Suisse, P.O. Box 100,
     8070 Zurich, Switzerland

Oswald Jurgen Grubel...................................   Chief Executive Officer of Credit Suisse Private
     Credit Suisse Private Banking,                       Banking
     P.O. Box 500, 8070 Zurich, Switzerland

Allen D. Wheat.........................................   Chief Executive Officer of Credit Suisse First Boston
     Eleven Madison Avenue, New York, NY
     10010 USA

Richard Edward Thornburg...............................   Vice Chairman of the Executive Board of Credit Suisse
     Eleven Madison Avenue, New York, NY                  First Boston
     10010 USA

Phillip Maxwell Colebatch .............................   Chief Executive Officer of Credit Suisse Asset
     Credit Suisse Asset Management,                      Management
     Beaufort House, 15 St. Botolph Street,
     London EC3A 7JJ United Kingdom

Dr. Thomas Peter Wellauer .............................   Chief Executive Officer of Credit Suisse Financial
     Credit Suisse Financial Services, P.O.               Services
     Box 2, 8070 Zurich, Switzerland


With respect to the Executive Board/Executive Officers of Credit Suisse
Group, Mr. Colebatch is a citizen of Australia, Mr. Grubel is a citizen of Germany, and Messrs. Thornburgh, Ryan and Wheat are citizens of the United
States of America.


                                                                SCHEDULE II


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                  CREDIT SUISSE FIRST BOSTON BUSINESS UNIT

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Business Unit are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Business Unit. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
--------------------------                                --------------------------------------------------------

Directors and Executive Officers

Allen D. Wheat.........................................   Chief Executive Officer, Credit Suisse First Boston
Chairman                                                  and member of the Executive Board, Credit Suisse
                                                          Group

Brady W. Dougan........................................   Managing Director, Credit Suisse First Boston
Board Member                                              Corporation

Stephen A.M. Hester....................................   Chief Financial Officer, Credit Suisse First Boston,
Board Member                                              Inc.

David C. Mulford.......................................   Vice Chairman, Credit Suisse First Boston, Inc. and
Board Member                                              Chairman International, Credit Suisse First Boston

Stephen E. Stonefield..................................   Chairman of Pacific Region, Credit Suisse First
Board Member                                              Boston
Uetlibergstrasse 231
P.O. Box 900, CH-8045
Zurich, Switzerland

Charles G. Ward III....................................   Head of Corporate and Investment Banking, Credit
Board Member                                              Suisse First Boston Corporation

David A. DeNunzio......................................   Chief Executive Officer, Private Equity Division
Executive Officer

John M. Hennessy.......................................   Chairman, Private Equity Division
Executive Officer

Anthony F. Daddino.....................................   Chief Administrative Officer of CSFB Business Unit
Board Member

Hamilton E. James......................................   Co-Head of Investment Banking of CSFB Business Unit
Board Member

Gates H. Hawn..........................................   Head of Financial Services of CSFB Business Unit
Board Member

Bennett Goodman........................................   Managing Director
Board Member                                              Global Head of Leveraged Finance
227 Madison Avenue                                        Fixed Income Division CSFB Business Unit
New York, NY 10011

David S. Moore.........................................   Deputy Head of Global Equity
Board Member                                              Trading of CSFB Business Unit

Joe L. Roby............................................   Chairman of CSFB Business Unit
Board Member


Messrs. Hester, Hotimsky and Mulford are British citizens, and Mr. Meyenburg is a citizen of
Switzerland.



                                                               SCHEDULE III


              EXECUTIVE OFFICERS OF CREDIT SUISSE FIRST BOSTON
                           ADVISORY PARTNERS, LLC

         The name, business address, title, present principal occupation or employment of each of the executive officers of Credit Suisse First Boston Advisory Partners, LLC are set forth below. If no business address is given the officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Advisory Partners, LLC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
--------------------------                                ---------------------------------------------------------

Executive Officers

David A. DeNunzio......................................   Chief Executive Officer

John M. Hennessy.......................................   Chairman

George R. Hornig.......................................   Chief Financial and Administrative Officer

Hartley Rogers.........................................   Managing Director

Michael Schmertzler....................................   Managing Director

Frederick M.R. Smith...................................   Managing Director

Lindsay Hollister......................................   Vice President - General Counsel



                                                                SCHEDULE IV


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                CREDIT SUISSE FIRST BOSTON (BERMUDA) LIMITED

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse First Boston (Bermuda) Limited are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Credit Suisse First Boston (Bermuda) Limited. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
---------------------------------------                   ---------------------------------------------------------

Directors and Executive Officers

David A. DeNunzio......................................   Chairman of the Board and President

Joseph F. Huber........................................   Director

David C. O'Leary.......................................   Director

Andrew M. Hutcher......................................   Vice President and Chief Legal Officer

Michael B. Radest......................................   Chief Compliance Officer




                                                                 SCHEDULE V


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                  HEMISPHERE PRIVATE EQUITY PARTNERS, LTD.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Private Equity Partners, Ltd. are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited, which has the same business address as Hemisphere Private Equity Partners, Ltd. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.


NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
----------------------------------------                  ---------------------------------------------------------

Directors

Christopher Wetherhill.................................   Consultant

Thomas Healy...........................................   Chief Operating Officer

Ronan Daly.............................................   Executive Vice President


Executive Officers (who are not Directors)
     NONE

Mr. Wetherhill is a British citizen.




                                                                SCHEDULE VI


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                      HEMISPHERE TRUST COMPANY LIMITED

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Trust Company Limited are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.


NAME AND BUSINESS ADDRESS                                 PRESENT PRINCIPAL OCCUPATION INCLUDING NAME OF EMPLOYER
---------------------------------                         ----------------------------------------------------------

Directors

Christopher Wetherhill.................................   Consultant (British Citizen)

Thomas Healy...........................................   Chief Operating Officer

Ronan Daly.............................................   Executive Vice President

Margaret Every.........................................   Executive Vice President Private Clients (Bermudian
                                                          Citizen)

Robert Mulderig........................................   Chairman and Chief Executive Officer of Mutual Risk
     Mutual Risk Management Ltd.,                         Management Ltd. (Bermudian Citizen)
     44 Church Street, Hamilton, Bermuda

Richard O'Brien........................................   General Counsel to Mutual Risk Management Ltd.


Executive Officers (who are not Directors)
     NONE

Mr. Wetherhill is a British citizen and Ms. Every and Mr. Mulderig are citizens of Bermuda.




                                                               SCHEDULE VII

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                   CREDIT SUISSE FIRST BOSTON CORPORATION

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Corporation are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Corporation. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.



          NAME AND BUSINESS ADDRESS                     PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                                   NAME OF EMPLOYER
---------------------------------------------   ------------------------------------------------------

Directors and Executive Officers

David M. Brodsky.............................   General Counsel, Credit Suisse First Boston
General Counsel                                 Corporation

Richard F. Brueckner.........................   Managing Director of Credit Suisse First Boston
Managing Director                               Corporation

Michael J. Campbell..........................   Managing Director of Credit Suisse First Boston
Managing Director                               Corporation

Anthony F. Daddino...........................   Chief Administrative Officer of CSFB Business Unit
Managing Director

Frank J. Decongelio, Jr......................   Head of Operations of Credit Suisse First Boston
Chief Operations Officer                        Corporation

Brady W. Dougan..............................   Head of Equities of CSFB Business Unit
Board Member
Managing Director

D. Wilson Ervin..............................   Head of Strategic Risk Management of Credit Suisse
Managing Director                               First Boston Corporation

David C. Fisher..............................   Chief Financial Officer of Credit Suisse First
Chief Financial Officer                         Boston Corporation

Hamilton E. James............................   Co-Head of Investment Banking of CSFB Business Unit
Board Member
Managing Director

Joseph T. McLaughlin.........................   Executive Vice President - Legal and Regulatory
Board Member                                    Affairs of CSFB Business Unit

Garrett M. Moran.............................   Head of Private Equity of CSFB Business Unit
Managing Director

Robert C. O'Brien............................   Chief Credit Officer of CSFB Business Unit
Managing Director

Carlos Onis..................................   Managing Director, Credit Suisse First Boston
Board Member                                    Corporation

Joe L. Roby..................................   Chairman of CSFB Business Unit
Board Member

Lori M. Russo................................   Secretary
Secretary

Richard E. Thornburgh........................   Vice Chairman of the Executive Board &
Board Member                                    Chief Financial Officer of CSFB Business Unit and
Managing Director                               Member of the Executive Board of Credit Suisse
                                                Group

Charles G. Ward, III                            Co-Head of Investment Banking of Credit Suisse
Board Member                                    First Boston
Managing Director

Allen D. Wheat                                  Chairman of the Executive Board & President & Chief
Board Member, President & CEO                   Executive Officer of CSFB Business Unit and Member
                                                of the Executive Board of Credit Suisse Group

Lewis H. Wirshba                                Treasurer of CSFB Business Unit
Treasurer
Managing Director



                                                              SCHEDULE VIII


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                      CREDIT SUISSE FIRST BOSTON, INC.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Business, Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                NAME AND BUSINESS ADDRESS                                  PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                                                      NAME OF EMPLOYER
----------------------------------------------------------  ---------------------------------------------------------------------
Directors and Executive Officers

Joe L. Roby...............................................  Chairman of the Credit Suisse First Boston Business
Board Member                                                Unit

Allen Wheat...............................................  Chairman of the Executive Board and President and
President and Chief Executive                               Chief Officer and Board Member Executive Officer of
                                                            the CSFB Business Unit and Member of the Executive
                                                            Board of Credit Suisse Group

Anthony F. Daddino........................................  Chief Administrative Officer of the CSFB Business
Chief Financial and Administrative Officer                  Unit
and Board Member

Brady W. Dougan...........................................  Head of Equities of the CSFB Business Unit
Division Head-Equities and Board Member

D. Wilson Ervin...........................................  Head of Strategic Risk Management of the CSFB
Head if Strategic Risk Management                           Business Unit

David C. Fisher...........................................  Chief Financial Officer of Credit Suisse First
Chief Financial Officer                                     Boston Corporation

Gatos H. Hawn.............................................  Head of Financial Services of the CSFB Business
Head of Financial Services and                              Unit
Board Member

Stephen A.M. Hester.......................................  Head of Fixed Income the CSFB Business Unit
Division Head-Fixed Income and
Board Member

Hamilton E. James.........................................  Co-Head of Investment Banking of the CSFB Business
Division Co-Head-Investment                                 Unit
Banking and Board Member

Christopher G. Martin.....................................  Head of Technology, Operations and Finance of the
Head of Technology,                                         CSFB Business Unit
Operations and Finance

Joseph T. McLaughlin......................................  Executive Vice President - Legal and Regulatory
General Counsel and                                         Affairs of the CSFB Business Unit
Board Member

Robert C. O'Brien.........................................  Chief Credit Officer of the CSFB Business Unit
Chief Credit Officer

Richard E. Thornburgh.....................................  Vice Chairman of the Executive Board and Chief
Division Head-Finance,                                      Financial Officer of the CSFB Business Unit and
Administration and Operations                               Member of the Executive Board of Credit Suisse
and Board Member                                            Group

Charles G. Ward, III......................................  Co-Head of Investment Banking of the CSFB Business
Division Co-Head-Investment                                 Unit
Banking and Board Member

Lewis H. Wirshba..........................................  Treasurer of the CSFB Business Unit
Treasurer



                                                                SCHEDULE IX


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                   CREDIT SUISSE FIRST BOSTON (USA), INC.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston (USA), Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston (USA) Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


          NAME AND BUSINESS ADDRESS                     PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                                   NAME OF EMPLOYER
---------------------------------------------   ------------------------------------------------------

Directors and Executive Officers

Joe L. Roby..................................   Chairman of the Credit Suisse First Boston Business
Board Member                                    Unit

Allen Wheat..................................   Chairman of the Executive Board and President and
President and Chief Executive                   Chief Officer and Board Member Executive Officer of
                                                the CSFB Business Unit and Member of the Executive
                                                Board of Credit Suisse Group

Anthony F. Daddino...........................   Chief Administrative Officer of the CSFB Business
Chief Financial and Administrative Officer      Unit
and Board Member

Brady W. Dougan..............................   Head of Equities of the CSFB Business Unit
Division Head-Equities and Board Member

D. Wilson Ervin..............................   Head of Strategic Risk Management of the CSFB
Head if Strategic Risk Management               Business Unit

David C. Fisher..............................   Chief Financial Officer of Credit Suisse First
Chief Financial Officer                         Boston Corporation

Gatos H. Hawn................................   Head of Financial Services of the CSFB Business
Head of Financial Services and                  Unit
Board Member

Stephen A.M. Hester..........................   Head of Fixed Income of the CSFB Business Unit
Division Head-Fixed Income and
Board Member

Hamilton E. James............................   Co-Head of Investment Banking of the CSFB Business
Division Co-Head-Investment                     Unit
Banking and Board Member

Christopher G. Martin........................   Head of Technology, Operations and Finance of the
Head of Technology,                             CSFB Business Unit
Operations and Finance

Joseph T. McLaughlin.........................   Executive Vice President - Legal and Regulatory
General Counsel and                             Affairs of the CSFB Business Unit
Board Member

Robert C. O'Brien............................   Chief Credit Officer of the CSFB Business Unit
Chief Credit Officer

Richard E. Thornburgh........................   Vice Chairman of the Executive Board and Chief
Division Head-Finance,                          Financial Officer of the CSFB Business Unit and
Administration and Operations                   Member of the Executive Board of Credit Suisse
and Board Member                                Group

Charles G. Ward, III.........................   Co-Head of Investment Banking of the CSFB Business
Division Co-Head-Investment                     Unit
Banking and Board Member

Lewis H. Wirshba.............................   Treasurer of the CSFB Business Unit
Treasurer

Robert M. Baylis.............................   Member of the Board of Directors for various
Board Member                                    unaffiliated companies and organizations

Philip K. Ryan...............................   Member of the Executive Board and Chief Financial
Board Member                                    Officer of Credit Suisse Group

Maynard J. Toll, Jr..........................   Retired Investment Banker; Chairman, Edmund S.
Board Member                                    Muskie Foundation; President, Nelson & Toll
                                                Properties, Ltd.



                                                                 SCHEDULE X

                    DIRECTORS AND EXECUTIVE OFFICERS OF
             CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Management Corporation are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Management Corporation. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.



          NAME AND BUSINESS ADDRESS                     PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                                   NAME OF EMPLOYER
---------------------------------------------   ------------------------------------------------------

Directors and Executive Officers

Brady W. Dougan..............................   Head of Equities of CSFB Business Unit
Board Member

Stephen A.M. Hester..........................   Head of Fixed Income of CSFB Business Unit
Board Member

Carlos Onis..................................   Managing Director, Credit Suisse First Boston Corp.
Board Member

Richard E. Thornburgh........................   Vice Chairman of the Executive Board & Chief
Board Member                                    Financial Officer of CSFB Business Unit and Member
                                                of the Executive Board of Credit Suisse Group

Charles G. Ward, III.........................   Co-Head of Investment Banking of CSFB Business Unit
Board Member                                    Managing Director, Credit Suisse First Boston
                                                Corporation

Lewis H. Wirshba.............................   Treasurer of CSFB Business Unit
Board Member

Mark Patterson..............................    Vice Chairman, Credit Suisse First Boston Corp.
President



                                                                SCHEDULE XI


                    DIRECTORS AND EXECUTIVE OFFICERS OF
               CREDIT SUISSE FIRST BOSTON MERCHANT BANK, INC.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Merchant Bank, Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Merchant Bank, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


          NAME AND BUSINESS ADDRESS                     PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                                   NAME OF EMPLOYER
---------------------------------------------   ------------------------------------------------------

Directors and Executive Officers

David A. DeNunzio............................   Chief Executive Officer, Private Equity Division
Board Member, President & CEO

John M. Hennessy.............................   Chairman, Private Equity Division
Board Member, Chairman of the Board

Charles G. Ward, III.........................   Co-Head of Investment Banking of CSFB Business Unit
Board Member                                    Managing Director, Credit Suisse First Boston
                                                Corporation

Allen D. Wheat...............................   Chairman of the Executive Board & President & Chief
Board Member                                    Executive Officer of CSFB Business Unit and Member
                                                of the Executive Board of Credit Suisse Group

Lewis H. Wirshba.............................   Treasurer of CSFB Business Unit
Board Member




                                                               SCHEDULE XII


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           MERCHANT CAPITAL, INC.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Merchant Capital, Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Merchant Capital, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.



          NAME AND BUSINESS ADDRESS                     PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                                   NAME OF EMPLOYER
---------------------------------------------   ------------------------------------------------------

Directors and Executive Officers

David A. DeNunzio............................   Chief Executive Officer, Private Equity Division
Board Member, President & CEO

John M. Hennessy.............................   Chairman, Private Equity Division
Board Member, Chairman of the Board

Mark Patterson...............................   Vice Chairman, Credit Suisse First Boston
Board Member, Vice President                    Corporation

Frank Quattrone..............................   Managing Director of International Banking Division
Board Member                                    Head of Global Technology Group of Credit Suisse
                                                First Boston Corporation

Richard E. Thornburgh........................   Vice Chairman of the Executive Board & Chief
Board Member, Vice President                    Financial Officer of CSFB Business Unit and Member
                                                of the Executive Board of Credit Suisse Group

Charles G. Ward, III.........................   Co-Head of Investment Banking of CSFB Business Unit
Board Member                                    Managing Director, Credit Suisse First Boston
                                                Corporation
Allen D. Wheat...............................   Chairman of the Executive Board & President & Chief
Board Member                                    Executive Officer of CSFB Business Unit and Member
                                                of the Executive Board of Credit Suisse Group
Stephen A.M. Hester..........................   Head of Fixed Income of CSFB Business Unit
Vice President

Andrew M. Hutcher............................   Director and Counsel, Credit Suisse First Boston
Vice President                                  Corporation

David C. O'Leary.............................   Managing Director of Global Human Resources CSFB
Vice President                                  Business Unit

Henry Robin..................................   Director of International Banking Division -
Vice President                                  Merchant Banking

George R. Hornig.............................   Chief Financial & Administrative Officer, Private
Chief Financial & Administrative Officer        Equity Division



                                                              SCHEDULE XIII


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           MERCHANT HOLDING, INC.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Merchant Holding, Inc. are set forth below. If no business address is given the director's or officer's business address is Eleven Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Merchant Holding, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


          NAME AND BUSINESS ADDRESS                     PRESENT PRINCIPAL OCCUPATION INCLUDING
                                                                   NAME OF EMPLOYER
---------------------------------------------   ------------------------------------------------------

Directors and Executive Officers

David A. DeNunzio............................   Chief Executive Officer, Private Equity Division
Board Member, President & CEO

John M. Hennessy.............................   Chairman, Private Equity Division
Board Member, Chairman of the Board

Allen D. Wheat...............................   Chairman of the Executive Board & President & Chief
Board Member                                    Executive Officer of CSFB Business Unit and Member
                                                of the Executive Board of Credit Suisse Group

George R. Hornig.............................   Chief Financial & Administrative Officer of the
Chief Financial & Administrative Officer        Private Equity Division





              CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS, L.P.
                         LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that Credit Suisse First Boston Equity Partners, L.P., a Delaware limited partnership ("CSFB EP"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent CSFB EP with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of CSFB EP any transaction documents, certificates, instruments, filings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in MascoTech, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on CSFB EP's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power of attorney:

                           Mr. David A. DeNunzio
                           Mr. George R. Hornig
                           Mr. Kenneth J. Lohsen
                           Mr. Michael Schmertzler
                           Mr. Hartley R. Rogers

         This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

         This Limited Power of Attorney shall be effective on the date hereof and shall continue until June 30, 2001, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Delaware.

         IN WITNESS WHEREOF this Power of Attorney has been executed on the 20th day of July, 2000.

                              CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS, L.P.
                              By: Hemisphere Private Equity Partners, Ltd., its general partner

                                    By: /s/  Ronan Daly
                                        -------------------------------
                                        Name:   Ronan Daly
                                        Title:  Director



         CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS (BERMUDA), L.P.
                         LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that Credit Suisse First Boston Equity Partners (Bermuda), L.P., a Bermuda limited partnership ("CSFB EP Bermuda"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent CSFB EP Bermuda with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of CSFB EP Bermuda any transaction documents, certificates, instruments, filings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in MascoTech, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on CSFB EP Bermuda's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power of attorney:
                            Mr. David A. De Nunzio
                            Mr. George R. Hornig
                            Mr. Kenneth J. Lohsen
                            Mr. Michael Schmertzler
                            Mr. Hartley R. Rogers

         This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

         This Limited Power of Attorney shall be effective on the date hereof and shall continue until June 30, 2001, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Bermuda.

         IN WITNESS WHEREOF this Power of Attorney has been executed on the 20th day of July, 2000.

                              CREDIT SUISSE FIRST BOSTON EQUITY PARTNERS
                                (BERMUDA), L.P.
                                By: Hemisphere Private Equity Partners, Ltd., its general partner


                                     By:  /s/ Ronan Daly
                                          ------------------------------
                                          Name:   Ronan Daly
                                          Title:  Director


          CREDIT SUISSE FIRST BOSTON U.S. EXECUTIVE ADVISORS, L.P.

                         LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that Credit Suisse U.S. Executive Advisors, L.P., a Delaware limited partnership ("CSFB EA"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent CSFB EA with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of CSFB EA any transaction documents, certificates, instruments, filings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in MascoTech, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on CSFB EA's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power or attorney:

                           Mr. David A. DeNunzio
                           Mr. George R. Hornig
                           Mr. Kenneth J. Lohsen
                           Mr. Michael Schmertzler
                           Mr. Hartley R. Rogers

         This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

         This Limited Power of Attorney shall be effective on the date hereof and shall continue until June 30, 2001, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Delaware.

         IN WITNESS WHEREOF this Power of Attorney has been executed on the 20th day of July, 2000.

                             CREDIT SUISSE U.S. EXECUTIVE ADVISORS, L.P.
                               By: Hemisphere Private Equity Partners, Ltd.,
                                   its general partner

                                   By:  /s/ Ronan Daly
                                        ------------------------------
                                        Name:   Ronan Daly
                                        Title:  Director



                        EMA PARTNERS FUND 2000, L.P.

                         LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that EMA Partners Fund 2000, L.P., a Delaware limited partnership ("EMA"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent EMA with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of EMA any transaction documents, certificates, instruments, filings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in MascoTech, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on EMA's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power or attorney:

                            Mr. George R. Hornig
                            Mr. Kenneth J. Lohsen
                            Mr. Michael Schmertzler
                            Mr. Hartley R. Rogers

         This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

         This Limited Power of Attorney shall be effective on the date hereof and shall continue until June 30, 2001, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Delaware.

         IN WITNESS WHEREOF this Power of Attorney has been executed on the 29th day of July, 2000.

                             EMA PRIVATE EQUITY FUND 2000, L.P.
                               By: Credit Suisse First Boston (Bermuda)
                                   Limited, its general partner


                                   By: /s/ David A. DeNunzio
                                       -----------------------------------
                                       Name:   David A. DeNunzio
                                       Title:  Chief Executive Officer and
                                               President


                     EMA PRIVATE EQUITY FUND 2000, L.P.

                         LIMITED POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that EMA Private Equity Fund 2000, L.P., a Delaware limited partnership ("EMA"), does hereby irrevocably make, constitute and appoint each of the hereunder mentioned persons as its true and lawful attorney-in-fact to represent EMA with full power of substitution and full power and authority in its name, place and stead, and with all rights and obligations connected therewith to execute and deliver for and on behalf of EMA any transaction documents, certificates, instruments, filings or agreements and to do and perform any acts whatsoever necessary or advisable in connection with or relating to an initial or subsequent investment directly or indirectly in MascoTech, Inc. or any of its subsidiaries or affiliates (the "Investment"), including, without limitation, executing legal documentation, appearing at meetings or otherwise acting on EMA's behalf, provided that any powers of attorney granted by such attorneys-in-fact in connection herewith shall only be authorized hereunder if it (i) is limited to a duration of three months or less, (ii) grants power of attorney only with respect to a specific transaction in connection with the Investment, and (iii) prohibits the granting of further power or attorney:

                            Mr. George R. Hornig
                            Mr. Kenneth J. Lohsen
                            Mr. Michael Schmertzler
                            Mr. Harley R. Rogers

         This Limited Power of Attorney is coupled with an interest and may be exercised by any of the above persons by signing individually as attorney-in-fact for the undersigned.

         This Limited Power of Attorney shall be effective on the date hereof and shall continue until June 20, 2001, unless sooner terminated by the undersigned. This Limited Power of Attorney shall be governed by and construed in accordance with the laws of Delaware.

         IN WITNESS WHEREOF this Power of Attorney has been executed on the 20th day of July, 2000.

                            EMA PRIVATE EQUITY FUND 2000, L.P.
                              By: Credit Suisse First Boston (Bermuda)
                                  Limited, its general partner

                                  By:  /s/ David A. DeNunzio
                                       ----------------------------------
                                       Name:  David A. DeNunzio
                                       Title: Chief Executive Officer and
                                              President